
03050020

TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
January 31, 2003

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

Phone: (403) 269-6753
Fax: (403) 266-2606

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended January 31,		Six months ended January 31	
	2003	2002	2003	2002
REVENUE				
Interest and other	$ **3,685**	$ 1,226	$ **10,105**	$ 4,595
EXPENSES				
General and administrative	**34,530**	52,857	**60,900**	84,761
Reporting to shareholders	**8,979**	14,363	**8,979**	14,363
Professional fees	**6,827**	1,348	**12,327**	7,803
Stock exchange and transfer agent fees	**10,300**	8,755	**13,218**	11,572
	60,636	77,323	**95,424**	118,499
LOSS BEFORE THE UNDERNOTED	**(56,951)**	(76,097)	**(85,319)**	(113,904)
Option receipts in excess of mineral property costs	**-**	61,319	**-**	83,868
Loss on sale of investments	**(2,303)**	(20,869)	**(2,303)**	(20,869)
LOSS BEFORE INCOME TAXES	**(59,254)**	(35,647)	**(87,622)**	(50,905)
Future income taxes	**-**	(14,000)	**-**	(26,000)
NET LOSS	**(59,254)**	(49,647)	**(87,622)**	(76,905)
DEFICIT, beginning of period	**(4,303,143)**	(2,719,921)	**(4,274,775)**	(2,692,663)
DEFICIT, end of period	$ **(4,362,397)**	$ (2,769,568)	$ **(4,362,397)**	$ (2,769,568)
LOSS PER SHARE				
Basic and diluted	$ **(0.00)**	$ (0.00)	$ **(0.00)**	$ (0.00)
WEIGHTED AVERAGE SHARES OUTSTANDING				
Basic and diluted	**30,294,939**	33,753,635	**30,294,939**	33,743,037

See accompanying notes to the financial statements

TYLER RESOURCES INC.
SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE SIX MONTHS ENDED JANUARY 31, 2003 AND JANUARY 31, 2002

		Saskatchewan	Northwest Territories		Nunavut	Mexico	
	Total	Weedy Lake	Carat	Kelsey	Keni	Bahuerachi	Other
JANUARY 31, 2003							
Exploration and development expenditures:							
Balance July 31, 2002	$ 3,449,540	$ 1,743,702	$ 443,478	$ (27,665)	$ 227,505	$ 1,026,583	$ 35,937
Geological consulting	35,296	-	8,314	2,020	4,383	20,579	-
Geochemical	12,095	-	-	-	12,095	-	-
Field and miscellaneous	23,967	-	26,012	-	-	(2,045)	-
Balance January 31, 2003	3,520,898	1,743,702	477,804	(25,645)	243,983	1,045,117	35,937
Property acquisition costs:							
Balance July 31, 2002	1,167,779	637,844	217,941	28,171	51,770	221,466	10,587
Costs incurred	24,755	-	-	-	-	24,423	332
Balance January 31, 2003	1,192,534	637,844	217,941	28,171	51,770	245,889	10,919
Total mineral properties January 31, 2003	$ 4,713,432	$ 2,381,546	$ 695,745	$ 2,526	$ 295,753	$ 1,291,006	$ 46,856

		Saskatchewan	Northwest Territories			Nunavut	Mexico	
	Total	Weedy Lake	Carat	Gem and Crystal	Kelsey	Keni	Bahuerachi	Other
January 31, 2002								
Exploration and development expenditures:								
Balance July 31, 2001	$ 4,545,441	$ 1,743,240	$ 52,886	$ 1,788,092	$ (50,720)	$ -	$ 994,867	$ 17,076
Geological consulting	45,677	462	17,238	1,138	1,181	7,778	11,072	6,808
Geophysical survey	56,964	-	54,939	-	-	-	-	2,025
Geochemical survey	38,296	-	38,296	-	-	-	-	-
Drilling	210,232	-	210,232	-	-	-	-	-
Miscellaneous	10,588	-	5,548	-	-	-	2,838	2,202
Field Costs	46,900	-	30,320	-	-	1,538	8,904	6,138
Option payments	(62,500)	-	-	-	(62,500)	-	-	-
Option payments in excess	-							
of property costs to income	83,868	-	-	-	83,868	-	-	-
Balance January 31, 2002	4,975,466	1,743,702	409,459	1,789,230	(28,171)	9,316	1,017,681	34,249
Property acquisition costs:								
Balance July 31, 2001	1,342,057	637,844	217,941	297,777	28,171	-	156,026	4,298
Costs incurred	81,203	-	-	-	-	35,714	39,987	5,502
Balance January 31, 2002	1,423,260	637,844	217,941	297,777	28,171	35,714	196,013	9,800
Total mineral properties January 31, 2002	$ 6,398,726	$ 2,381,546	$ 627,400	$ 2,087,007	$ -	$ 45,030	$ 1,213,694	$ 44,049

TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
January 31, 2003

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

Phone: (403) 269-6753
Fax: (403) 266-2606

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended January 31,		Six months ended January 31	
	2003	2002	2003	2002
REVENUE				
Interest and other	$ **3,685**	$ 1,226	$ **10,105**	$ 4,595
EXPENSES				
General and administrative	**34,530**	52,857	**60,900**	84,761
Reporting to shareholders	**8,979**	14,363	**8,979**	14,363
Professional fees	**6,827**	1,348	**12,327**	7,803
Stock exchange and transfer agent fees	**10,300**	8,755	**13,218**	11,572
	60,636	77,323	**95,424**	118,499
LOSS BEFORE THE UNDERNOTED	**(56,951)**	(76,097)	**(85,319)**	(113,904)
Option receipts in excess of mineral property costs	**-**	61,319	**-**	83,868
Loss on sale of investments	**(2,303)**	(20,869)	**(2,303)**	(20,869)
LOSS BEFORE INCOME TAXES	**(59,254)**	(35,647)	**(87,622)**	(50,905)
Future income taxes	**-**	(14,000)	**-**	(26,000)
NET LOSS	**(59,254)**	(49,647)	**(87,622)**	(76,905)
DEFICIT, beginning of period	**(4,303,143)**	(2,719,921)	**(4,274,775)**	(2,692,663)
DEFICIT, end of period	$ **(4,362,397)**	$ (2,769,568)	$ **(4,362,397)**	$ (2,769,568)
LOSS PER SHARE				
Basic and diluted	$ **(0.00)**	$ (0.00)	$ **(0.00)**	$ (0.00)
WEIGHTED AVERAGE SHARES OUTSTANDING				
Basic and diluted	**30,294,939**	33,753,635	**30,294,939**	33,743,037

See accompanying notes to the financial statements

TYLER RESOURCES INC.
SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE SIX MONTHS ENDED JANUARY 31, 2003 AND JANUARY 31, 2002

		Saskatchewan	Northwest Territories		Nunavut	Mexico	
	Total	Weedy Lake	Carat	Kelsey	Keni	Bahuerachi	Other
JANUARY 31, 2003							
Exploration and development expenditures:							
Balance July 31, 2002	$ 3,449,540	$ 1,743,702	$ 443,478	$ (27,665)	$ 227,505	$ 1,026,583	$ 35,937
Geological consulting	35,296	-	8,314	2,020	4,383	20,579	-
Geochemical	12,095	-	-	-	12,095	-	-
Field and miscellaneous	23,967	-	26,012	-	-	(2,045)	-
Balance January 31, 2003	3,520,898	1,743,702	477,804	(25,645)	243,983	1,045,117	35,937
Property acquisition costs:							
Balance July 31, 2002	1,167,779	637,844	217,941	28,171	51,770	221,466	10,587
Costs incurred	24,755	-	-	-	-	24,423	332
Balance January 31, 2003	1,192,534	637,844	217,941	28,171	51,770	245,889	10,919
Total mineral properties January 31, 2003	$ 4,713,432	$ 2,381,546	$ 695,745	$ 2,526	$ 295,753	$ 1,291,006	$ 46,856

		Saskatchewan	Northwest Territories			Nunavut	Mexico	
	Total	Weedy Lake	Carat	Gem and Crystal	Kelsey	Keni	Bahuerachi	Other
January 31, 2002								
Exploration and development expenditures:								
Balance July 31, 2001	$ 4,545,441	$ 1,743,240	$ 52,886	$ 1,786,092	$ (50,720)	$ -	$ 994,867	$ 17,076
Geological consulting	45,677	462	17,238	1,138	1,181	7,778	11,072	6,808
Geophysical survey	56,964	-	54,939	-	-	-	-	2,025
Geochemical survey	38,296	-	38,296	-	-	-	-	-
Drilling	210,232	-	210,232	-	-	-	-	-
Miscellaneous	10,588	-	5,548	-	-	-	2,838	2,202
Field Costs	46,900	-	30,320	-	-	1,538	8,904	6,138
Option payments	(62,500)	-	-	-	(62,500)	-	-	-
Option payments in excess	-							
of property costs to income	83,868	-	-	-	83,868	-	-	-
Balance January 31, 2002	4,975,466	1,743,702	409,459	1,789,230	(28,171)	9,316	1,017,681	34,249
Property acquisition costs:								
Balance July 31, 2001	1,342,057	637,844	217,941	297,777	28,171	-	156,026	4,298
Costs incurred	81,203	-	-	-	-	35,714	39,987	5,502
Balance January 31, 2002	1,423,260	637,844	217,941	297,777	28,171	35,714	196,013	9,800
Total mineral properties January 31, 2002	$ 6,398,726	$ 2,381,546	$ 627,400	$ 2,087,007	$ -	$ 45,030	$ 1,213,694	$ 44,049

TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
January 31, 2003

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

Phone: (403) 269-6753
Fax: (403) 266-2606

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended January 31, 2003	Three months ended January 31, 2002	Six months ended January 31 2003	Six months ended January 31 2002
REVENUE				
Interest and other	$ **3,685**	$ 1,226	$ **10,105**	$ 4,595
EXPENSES				
General and administrative	**34,530**	52,857	**60,900**	84,761
Reporting to shareholders	**8,979**	14,363	**8,979**	14,363
Professional fees	**6,827**	1,348	**12,327**	7,803
Stock exchange and transfer agent fees	**10,300**	8,755	**13,218**	11,572
	60,636	77,323	**95,424**	118,499
LOSS BEFORE THE UNDERNOTED	**(56,951)**	(76,097)	**(85,319)**	(113,904)
Option receipts in excess of mineral property costs	**-**	61,319	**-**	83,868
Loss on sale of investments	**(2,303)**	(20,869)	**(2,303)**	(20,869)
LOSS BEFORE INCOME TAXES	**(59,254)**	(35,647)	**(87,622)**	(50,905)
Future income taxes	**-**	(14,000)	**-**	(26,000)
NET LOSS	**(59,254)**	(49,647)	**(87,622)**	(76,905)
DEFICIT, beginning of period	**(4,303,143)**	(2,719,921)	**(4,274,775)**	(2,692,663)
DEFICIT, end of period	$ **(4,362,397)**	$ (2,769,568)	$ **(4,362,397)**	$ (2,769,568)
LOSS PER SHARE				
Basic and diluted	$ **(0.00)**	$ (0.00)	$ **(0.00)**	$ (0.00)
WEIGHTED AVERAGE SHARES OUTSTANDING				
Basic and diluted	**30,294,939**	33,753,635	**30,294,939**	33,743,037

See accompanying notes to the financial statements

TYLER RESOURCES INC.
SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE SIX MONTHS ENDED JANUARY 31, 2003 AND JANUARY 31, 2002

		Saskatchewan	Northwest Territories		Nunavut	Mexico	
	Total	Weedy Lake	Carat	Kelsey	Keni	Bahuerachi	Other
JANUARY 31, 2003							
Exploration and development expenditures:							
Balance July 31, 2002	$ 3,449,540	$ 1,743,702	$ 443,478	$ (27,665)	$ 227,505	$ 1,026,583	$ 35,937
Geological consulting	35,296	-	8,314	2,020	4,383	20,579	-
Geochemical	12,095	-	-	-	12,095	-	-
Field and miscellaneous	23,967	-	26,012	-	-	(2,045)	-
Balance January 31, 2003	3,520,898	1,743,702	477,804	(25,645)	243,983	1,045,117	35,937
Property acquisition costs:							
Balance July 31. 2002	1,167,779	637,844	217,941	28,171	51,770	221,466	10,587
Costs incurred	24,755	-	-	-	-	24,423	332
Balance January 31, 2003	1,192,534	637,844	217,941	28,171	51,770	245,889	10,919
Total mineral properties January 31, 2003	$ 4,713,432	$ 2,381,546	$ 695,745	$ 2,526	$ 295,753	$ 1,291,006	$ 46,856

		Saskatchewan	Northwest Territories			Nunavut	Mexico	
	Total	Weedy Lake	Carat	Gem and Crystal	Kelsey	Keni	Bahuerachi	Other
January 31, 2002								
Exploration and development expenditures:								
Balance July 31, 2001	$ 4,545,441	$ 1,743,240	$ 52,886	$ 1,788,092	$ (50,720)	$ -	$ 994,867	$ 17,076
Geological consulting	45,677	462	17,238	1,138	1,181	7,778	11,072	6,808
Geophysical survey	56,964	-	54,939	-	-	-	-	2,025
Geochemical survey	38,296	-	38,296	-	-	-	-	-
Drilling	210,232	-	210,232	-	-	-	-	-
Miscellaneous	10,588	-	5,548	-	-	-	2,838	2,202
Field Costs	46,900	-	30,320	-	-	1,538	8,904	6,138
Option payments	(62,500)	-	-	-	(62,500)	-	-	-
Option payments in excess of property costs to income	- 83,868	-	-	-	83,868	-	-	-
Balance January 31, 2002	4,975,466	1,743,702	409,459	1,789,230	(28,171)	9,316	1,017,681	34,249
Property acquisition costs:								
Balance July 31, 2001	1,342,057	637,844	217,941	297,777	28,171	-	156,026	4,298
Costs incurred	81,203	-	-	-	-	35,714	39,987	5,502
Balance January 31, 2002	1,423,260	637,844	217,941	297,777	28,171	35,714	196,013	9,800
***Total mineral properties* January 31, 2002**	$ 6,398,726	$ 2,381,546	$ 627,400	$ 2,087,007	$ -	$ 45,030	$ 1,213,694	$ 44,049